

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

David Hui Shao
Chief Executive Officer
YishengBio Co., Ltd
Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC

> **Re: YishengBio Co., Ltd**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed January 13, 2023**
> **File No. 333-269031**

Dear David Hui Shao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Basis of Presentation, page 335

1. We note your response to our prior comment 2 and the revisions made to your pro forma financial information, including changes to the periods presented in your Pro Forma Condensed Combined Statements of Operations (i.e., year ended December 31, 2021 and the nine months ended September 30, 2022.) Please note that the age of the pro forma financial information included in a registration statement should be based on the age of financial statements requirement applicable to the registrant. Accordingly, as YS Biopharma is the registrant, it is unclear why you have not presented your Pro Forma

Condensed Combined Statements of Operations for the year ended March 31, 2022 and the six months ended September 30, 2022 consistent with the financial statements presented for YS Biopharma beginning on page F-42. Please revise accordingly.

General

2.   Please revise throughout where you discuss the Holding Foreign Companies Accountable Act (the "HFCA Act") to reflect the HFCA Act timeline for a potential trading prohibition was shortened from three years to two years, as part of the "Consolidated Appropriations Act, 2023," signed into law on December 29, 2022.

You may contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dan Ouyang, Esq.